UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands (the “BVI”), is providing the following updates as of the date hereof.

Litigation Updates

Zhang Yu Litigation

On December 1, 2021, following the appointment of the reconstituted Board, the Company, as the sole shareholder of Nam Tai Group Limited (“NTG”), passed written resolutions (the “Resolutions”) that, among other things, removed Wang Jiabiao (“Mr. Wang”) and Zhang Yu (“Ms. Zhang”) as the executive director and the supervisor, respectively, of Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”). Both NTG and NTI are wholly owned subsidiaries of the Company. NTG, the sole shareholder of NTI, is incorporated in the Cayman Islands and NTI is incorporated in the People’s Republic of China (the “PRC”).

It has come to the Board’s attention that, in October 2022, Ms. Zhang, the former supervisor of NTI sued Mr. Wang on behalf of the plaintiff, NTI, in the People’s Court of Nanshan District, Shenzhen (the “Court”). Claims were made for damages and losses due to Mr. Wang’s alleged misappropriation of over RMB 320 million from NTI and alleged failure to follow certain corporate procedures. Although Mr. Wang filed a claim in the PRC on February 26, 2022 challenging the Resolutions, and despite his refusal to acknowledge his prior termination from his role as the executive director, Mr. Wang submitted the Resolutions as rebuttal evidence arguing that the Court should dismiss the case in its entirety as Ms. Zhang had been removed by the Resolutions and could not represent NTI in filing the suit. The Board notes that Mr. Wang’s argument in this claim is inconsistent with his position in the previously mentioned ongoing PRC litigation in which he is challenging the validity of the Resolutions. The Court released the decision on the dismissal of Ms. Zhang’s claim on April 17, 2023, in which the Court confirmed the validity of the Resolutions. The Court’s decision is not yet final and is subject to appeal.

Greater Sail Ltd.(“GSL”) PRC Litigation

As previously disclosed, in December 2021, GSL filed a lawsuit in the PRC against the Company, as well as its wholly owned subsidiaries, NTG, NTI, and Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”), alleging that GSL owns (i) equity held by NTG in NTI representing a USD $45 million capital contribution, and (ii) equity held by NTI in Zastron representing a RMB 50 million capital contribution. On March 10, 2022, the Company filed a motion to challenge the jurisdiction of the Shenzhen Intermediate Court, as the dispute should have been referred to arbitration in Hong Kong. The court rendered a ruling (which the Company received on September 14, 2022), dismissing the case against the Company, but not NTG, NTI, and Zastron.

On October 14, 2022, the Company filed an appeal against this decision of the Shenzhen Intermediate Court, claiming that the case should be dismissed against all defendants. On March 28, 2023, the court hearing the appeal issued a judgment affirming the Shenzhen Intermediate Court’s decision not to dismiss the case against NTG, NTI, and Zastron. Therefore, the Shenzhen Intermediate Court may take steps to proceed with GSL’s claim against NTG, NTI and Zastron.

Additionally, the Company has filed an anti-suit injunction application in the ongoing Hong Kong arbitration, asking the arbitrator to order that GSL withdraw the aforementioned lawsuit in the PRC. This application remains pending, and GSL has undertaken to take no further steps in the aforementioned proceeding until the arbitrator makes a determination on whether GSL must withdraw it.

GSL BVI Appeal

As previously disclosed, in March 2021, the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) issued a judgment voiding the October 2020 securities purchase agreement between the Company and GSL (the “2020 PIPE”).

In April 2021, GSL filed an appeal against the BVI Court’s decision voiding the 2020 PIPE. In October 2022, the Company asked the arbitrator in the ongoing Hong Kong arbitration to order GSL to withdraw its appeal, as this appeal was duplicative of, and inconsistent with, the ongoing arbitration.

In December 2022, the arbitrator ordered GSL to withdraw its appeal in the BVI. GSL has complied with this order and withdrawn its appeal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer